
July 5, 2023

Jason Pesile
Senior Vice President, Finance and Accounting
Vaxxinity, Inc.
505 Odyssey Way
Merritt Island, FL 32953

> **Re: Vaxxinity, Inc.**
> **Form 10-K for Year Ended December 31, 2022**
> **File No. 001-41058**

Dear Jason Pesile:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Component of Our Results of Operations
Research and Development Expenses, page 94

1. We note your disclosures on page 94 stating you allocate third party research and development expenses on a program-by-program basis but you do not similarly allocate internal costs.
   - Please provide disclosures to be included in future filings to separately quantify your external research and development expenses for your most significant drug candidate projects/programs.
   - For expenses that are not allocated to specific projects or programs, provide a breakdown of such costs separated into their respective functional expense categories (i.e., by nature or type of expense) to be included in future filings.
   - Lastly, please tell us in which periodic report the revised disclosures will be included.

Consolidated Financial Statements
Note 17. Commitments and Contingencies
Loss Contingency, page 138

2. Please address the following regarding the loss contingency related to the purchase of materials for your UB-612 vaccine:

- Provide us with your analysis of ASC 450 supporting your conclusion that expense and liability recognition was not warranted for the outstanding order amount.
- As part of your response, specifically address the related party nature of the transaction and how this affiliation and overall relationship (including the fact that United Biomedical controls greater than 50% of your voting shares) may ultimately impact your ability to avoid payment under this arrangement.
- To the extent you are able to support that expense and liability recognition is not warranted, revise your future filings to provide updated disclosure of the remaining amount of the contingency liability that has not been recorded. Such disclosures should quantify the extent to which the contingent liability has decreased since the pause in manufacturing was requested. Refer to ASC 450-20-50 and provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences